UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           GENERAL CREDIT CORPORATION
                           --------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                    369451109
                                    ---------
                                 (CUSIP Number)

                             Roxanne K. Beilly, Esq.
                     Atlas, Pearlman, Trop & Borkson, P.A.,
                       200 East Las Olas Blvd., Suite 1900
                            Fort Lauderdale, FL 33301
                            -------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 January 6, 1999
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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
                                                 SCHEDULE 13D
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CUSIP No. 369451109                                                                          Page 2 of 4 Pages
------------------------------------------------------               -------------------------------------------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GERALD SCHULTZ
     SSN 079 28 3879

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)|_|
                                                                                                                       (b)|_|
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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     Personal Funds

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              |_|



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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     Number of         7     SOLE VOTING POWER
      Shares
   Beneficially              371,000 shares of common stock
     Owned by
       Each            ----------------------------------------------------------------------------------------------------------
    Reporting          8     SHARED VOTING POWER
      Person                 0
       With            ----------------------------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             371,000 shares of common stock

                       ----------------------------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     371,000 shares of common stock

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10%  of common stock outstanding as of January 7, 1999

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14   TYPE OF REPORTING PERSON*

     Individual

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CUSIP No. 369451109                                       Page 3 of 4 Pages

                                   ATTACHMENT
                                   ----------

Item 1.           Security and Issuer

         This report relates to the Common Stock (par value $.001 per share) of General Credit Corporation (the "Company"), whose principal office is located at 370 Lexington Avenue, Suite 2000, New York, NY 10017.

Item 2.           Identity and Background

         (a)      Name:  GERALD SCHULTZ

         (b)      Business Address:  1 Links Court, Huntington, NY  11743.

         (c)      Present Principal Occupation:  Retired

         (d)      Convictions:  None.

         (e)      Suits and Proceedings:  None.

         (f)      Citizenship:  USA

Item 3.           Source and Amount of Funds or Other Consideration

         The acquisition of the shares of Common Stock by Mr. Schultz was derived pursuant to a purchase in the open market with personal funds of 25,000 shares on November 6, 1998, 25,000 shares on November 23, 1998, 311,000 shares on January 7, 1999 and 10,000 shares on January 7, 1999 heretofore owning 371,000.

Item 4.           Purpose of the Transaction

         The aforementioned securities were acquired for investment purposes only. Mr. Schultz is currently evaluating his options as to whether he should become involved in the Company or remain as a passive investor and will amend this Schedule if his intention should change. In connection therewith, Mr. Schultz may contact a very limited number of the Company's shareholders to discuss the business of the Company and whether he alone or possibly with others should become involved with the Company.


Item 5.           Interest in Securities of the Issuer

         Mr. Schultz is the beneficial owner of 371,000 shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.           Material to be Filed as Exhibits

         None

CUSIP No. 369451109                                       Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: January 7, 1999                            /s/ Gerald Schultz
                                                ----------------------
                                                Name: GERALD SCHULTZ